                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1    )*
                                          ---------

                            Best Universal Lock Co.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock Without Nominal Or Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    086581998
           --------------------------------------------------------
                                 (CUSIP Number)

                                 Russell C. Best
                           c/o Best Universal Lock Co.
                                 P.O. Box 50444
                             Indianapolis, IN  46250
                                 (317) 849-2250
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 15, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page  1 of  5 Pages
                                   ---   ---


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CUSIP No. 086581998                   13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Russell C. Best--Social Security Number: ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     BK, AF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            310,915
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            310,915
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     310,915
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     80.5%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.

     This Schedule relates to the Series A and Series B classes of common stock, without par value, of Best Universal Lock Co. (the "BUL Shares"). The address of the principal executive offices of Best Universal Lock Co. ("BUL") is: P.O. Box 50444, Indianapolis, Indiana 46250.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  The person filing this statement is Russell C. Best ("Best").

     (b)  His business address is P.O. Box 50444, Indianapolis, Indiana  46250.

     (c) Best is Chief Executive Officer of Best Lock Corporation, a corporation incorporated under the laws of Delaware. Best Lock Corporation's address is P.O. Box 50444, Indianapolis, Indiana 46250 and its principal business is the manufacture and sale of masterkeyed locking systems.

     (d) During the last five years, Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, Best was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Best is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 15, 1995, Best Lock Partnership ("BLP"), an Indiana general partnership of which Best is a voting general partner, purchased 8,787 BUL Shares for an aggregate purchase price of $579,590.52. The source of the funds was a capital contribution to BLP by Best Lock Corporation, another general partner of BLP. The funds used by BLC in making its capital contribution were borrowed on an unsecured line of credit from Huntington National Bank, N.A., Indianapolis, Indiana.

ITEM 4.  PURPOSE OF TRANSACTION.

     The BUL Shares were purchased from various former officers of Best Lock Corporation and their affiliates for the primary

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purpose of settling disputes among the management of Best Lock Corporation, the subsidiary of BUL.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Best beneficially owns 310,915 BUL Shares. He actually owns 2,127 Series A BUL Shares in his own name. He beneficially owns 1 additional Series A BUL Share actually owned by his wife, Mariea L. Best.

          He further beneficially owns an additional 300,000 Series B BUL Shares which are actually owned by Frank E. Best, Inc. ("FEBI"), a Washington corporation. This beneficial ownership of Series B BUL Shares actually owned by FEBI arises due to: (a) Best's direct ownership of 113,311 shares of FEBI, and (b) Best's beneficial ownership of the 204,053 shares of FEBI actually owned by BLP, a partnership of which Best and Walter E. Best Company, Inc.("WEBCO") are the voting general partners. Best controls WEBCO by virtue of his ownership of the 1,000 voting common shares of WEBCO. Since Best beneficially owns 53.0% of the 598,710 issued and outstanding shares of FEBI, he is in a position to direct the voting and/or the disposition of the BUL Shares owned by FEBI.

          He further beneficially owns the 8,787 Series A BUL Shares purchased by BLP on February 15, 1995 as described above.

          The aggregate percentage of the BUL Shares issued and outstanding which Best beneficially owns is approximately 80.5%.


     (b) The number of BUL Shares as to which Best has the sole power to vote or to direct the vote is 310,915. The number of BUL Shares as to which Best has a shared power to vote or to direct the vote is zero. The number of BUL Shares as to which Best has the sole power to dispose is 310,915. The number of BUL Shares as to which Best has a shared power to dispose is zero.

     (c) Best has not been a party to any transaction involving BUL Shares that was effected during the past sixty days, other than the purchase of BUL shares on February 15, 1995 and the gift of 1 BUL Share to his wife, Mariea L. Best, on February 15, 1995.

     (d) Except for BLP as respects the 204,053 FEBI Shares which it actually owns, FEBI as respects the 300,000 BUL Shares which it owns and Mariea
          L. Best as respects the 1 BUL Share which she owns, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds

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          from the sale of, the BUL Shares which Best beneficially owns.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of Best, Best is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the BUL Shares which Best beneficially owns, except for the following:

     All of the shares of FEBI which Best owns directly are pledged as security for a loan obtained by Best from Best Lock Corporation on May 18, 1994. A copy of the Loan Agreement with respect to such loan was filed as an Exhibit to
Schedule 13D filed by Best on May 31, 1994.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     No Exhibits are attached.

SIGNATURES.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date
     ------------------------------     ------------------------------
                                        Russell C. Best